FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Philibosian Alan G. (Last) (First) (Middle) c/o Mack-Cali Realty Corporation 11 Commerce Drive (Street) Cranford, New Jersey 07016 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Mack-Cali Realty Corporation (CLI) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) 4/3/03 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X  Director

      10% Owner

      Officer (give title below)

      Other (specify below)

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X  Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Phantom Stock Units	1 for 1	4/3/03		A		131.785 (1)		(2)	(2)	Common Stock	131.785	$31.13	1,582.946	D

Explanation of Responses:

(1) The number of phantom stock units awarded is comprised of a quarterly director’s fee earned and quarterly dividend credited on cumulative phantom stock units under the Mack-Cali Realty Corporation Deferred Compensation Plan for Directors.

(2) The phantom stock units were accrued under the Mack-Cali Realty Corporation Deferred Compensation Plan for Directors and are to be settled 100% in Mack-Cali Realty Corporation common stock upon the termination of the reporting person’s service on the Board of Directors of Mack-Cali Realty Corporation or upon a change in control of Mack-Cali Realty Corporation.

/s/ Alan G. Philibosian ** Signature of Reporting Person	4/7/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002